SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  03 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Pat Molloy - Governor	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Patrick Molloy - 2,094,170 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 700,000 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.003%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,794,170 units of Ordinary Stock - 0.01%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Patrick O'Sullivan - Deputy Governor and Senior Independent Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Strand Nominees Limited- 25,000 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 90,000 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0004%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 115,000 units of Ordinary Stock - 0.0005%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director John O'Donovan - Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them John O'Donovan - 227,814 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 126 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0000005%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 29 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 227,940 units of Ordinary Stock -0.0009%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Tom Considine - Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Tom Considine - 12,500 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 45,000 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 57,500 units of Ordinary Stock 0.0002%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Rose Hynes - Director	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

Part of notification relates to a connected person - Michael Walsh (husband)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3 and connected person referred to in 4	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Davycrest Nominees (Rose Hynes) 31,250 units of Ordinary Stock Davycrest Nominees (Michael Walsh) 31,250 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired Rose Hynes - 56,250 units of Ordinary Stock Michael Walsh- 56,250 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Rose Hynes - 0.0002% Michael Walsh - 0.0002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 175,000 units of Ordinary Stock -0.0007%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Jerome Kennedy - Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Jerome Kennedy - 7,655 units of Ordinary Stock Davycrest Nominees - 12,500 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 72,558 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0003%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 92,713 units of Ordinary Stock 0.0004%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Patrick Kennedy - Director	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

Part of Notification relates to a connected person - Jane Kennedy (wife)

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3 and connected person referred to in 4	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Patrick Kennedy - 12,720 units of Ordinary Stock Jane Kennedy - 42,637 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired Patrick Kennedy - 45,792 units of Ordinary Stock Jane Kennedy - 153,493 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Patrick Kennedy - 0.0002% Jane Kennedy - 0.0006%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 254,642 units of Ordinary Stock 0.001%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Joe Walsh - Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Merrion Stockbrokers Nominee Limited - 26,832 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 96,595 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0004%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 123,427 units of Ordinary Stock 0.0005%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Peter Morris - PDMR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Peter Morris - 54,577 units of Ordinary Stock Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Peter Morris - 4,020 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 41,475 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0002%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011 and 29 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 100,072 units of Ordinary Stock 0.0004%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

Notification of Transactions of

Directors/Persons Discharging

Managerial Responsibility and

Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland ("Company")	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above and to the UK Disclosure Rule 3.1.4 R (1)

3.	Name of person discharging managerial responsibilities/director Des Crowley - PDMR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Person referred to in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.05
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Des Crowley - 769 units of Ordinary Stock Desmond Crowley - 2,768 LR Nominees Limited - 328,634 units of Ordinary Stock	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 1,183,082 units of Ordinary Stock	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.005%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 10 cent per unit of Ordinary Stock	14.	Date and place of transaction 26 July 2011, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,515,253 units of Ordinary Stock - 0.006%	16.	Date issuer informed of transaction 2 August 2011

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 3 August 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  03 August, 2011